EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

1

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUNE 30, 2022 AND DECEMBER 31, 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

	June 30, 2022	December 31, 2021

ASSETS
Current
Cash and cash equivalents	$15,641	$29,516
Investments (Note 3)	6,320	13,386
Prepaid expenses, accounts and other receivables	940	1,009
Total current assets	22,901	43,911

Non-current
Mineral properties (Note 4)	185,459	170,017
Investment in Treasury Metals Inc. (Note 5)	7,800	15,400
Investment in PC Gold Inc. (Note 6)	21,568	21,570
Investment in Big Ridge Gold Corp. (Note 7)	1,465	1,491
Investment in Beattie Gold Mines Ltd. (Note 8)	5,543	-
Mineral property investments (Note 9)	745	6,435
Property and equipment	1,434	1,086
Other assets	334	399
Total non-current assets	224,348	216,398
TOTAL ASSETS	$247,249	$260,309

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,122	$4,491
Current portion of lease liability	167	127
Provision for Pickle Crow reclamation funding (Note 4(c))	990	990
Option – PC Gold (Note 4(c))	4,347	4,347
Total current liabilities	8,626	9,955

Non-current
Lease liability	213	315
Silver Stream derivative liability (Note 10)	18,706	26,114
Total non-current liabilities	18,919	26,429
TOTAL LIABILITIES	27,545	36,384

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	321,684	318,499
Warrant and share-based payment reserve (Note 11)	48,933	47,282
Accumulated other comprehensive gain (loss)	(3,167)	410
Accumulated deficit	(147,746)	(142,266)
Total shareholders’ equity	219,704	223,925
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$247,249	$260,309

Subsequent Events (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director                                              Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

OPERATING EXPENSES (Note 12)
General and administration	$1,117	$1,271	$2,540	$2,625
Exploration and evaluation	203	209	380	448
Investor relations and marketing communications	463	959	755	1,432
Corporate development and due diligence	93	90	202	247
Impairment of non-current assets (Note 5)	7,424	-	7,424	23,555
Loss from operational activities	(9,300)	(2,529)	(11,301)	(28,307)

OTHER ITEMS
Gain on deconsolidation of subsidiary	-	8,830	-	8,830
Fair value gain (loss) on Silver Stream liability (Note 10)	6,987	(2,400)	7,408	(8,403)
Investments fair value gain (loss) (Note 3)	(2,280)	154	(1,479)	(633)
Foreign exchange gain (loss)	(143)	(97)	44	(165)
Other expenses	(20)	(13)	(62)	(54)
Interest and other income	66	71	114	134
Gain (loss) before income taxes	$(4,690)	$4,016	$(5,276)	$(28,598)
Equity losses and dilution impacts of equity accounted investments (Note 5,6,7 & 8)	(17)	(5,299)	(204)	(5,688)
Net income (loss) for the period	$(4,707)	$(1,283)	$(5,480)	$(34,286)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value gain (loss) (Note 3)	(1,544)	2,445	(40)	2,794
Mineral property investments fair value gain (loss) (Note 9)	(3,995)	257	(3,536)	(443)

Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	7	(6)	(1)	(11)
Other comprehensive income (loss)	(5,532)	2,696	(3,577)	2,340

Net income (loss) and comprehensive income (loss) for the period	$(10,239)	$1,413	$(9,057)	$(31,946)

Basic and diluted loss per share (in dollars)	$(0.01)	$(0.00)	$(0.01)	$(0.05)
Weighted average number of shares outstanding–Basic and Diluted	711,749,169	697,682,299	709,220,346	697,493,176

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Cash flows from operating activities
Net loss for the period	$(4,707)	$(1,283)	$(5,480)	$(34,286)
Adjustments for:
Gain on deconsolidation of subsidiary	-	(8,830)	-	(8,830)
Impairment of non-current assets (Note 5(b))	7,424	-	7,424	23,555
Share-based payments (Note 11)	414	470	1,070	1,246
Depreciation	103	82	202	158
Fair value (gain) loss on Silver Stream derivative liability (Note 10)	(6,987)	2,400	(7,408)	8,403
Investments fair value (gain) loss (Note 3)	2,280	(154)	1,479	633
Other expenses	15	14	57	52
Accrued interest receivable	7	(52)	3	(89)
Unrealized foreign exchange (gain) loss	(67)	84	(44)	138
Equity and dilution loss on equity accounted investments	18	5,298	205	5,688
Operating cash flows before movements in working capital	(1,500)	(1,971)	(2,492)	(3,332)
Changes in non-cash working capital items:
Increase (decrease) in prepaid expenditures, accounts and other receivables	(85)	(8)	17	131
Increase (decrease) in accounts payables and Accrued liabilities	749	41	(794)	(613)
Total cash used in operating activities	$(836)	$(1,938)	$(3,269)	$(3,814)
Cash flows from investing activities
Mineral property expenditures (Note 4)	(8,270)	(4,413)	(14,225)	(7,511)
Proceeds from sale of investments (Note 3)	1,032	561	5,510	11,386
Property and equipment purchases	(48)	(173)	(484)	(411)
Option payments and expenditures recovered		500		500
Cash expended in acquisitions	-	-	(1,367)	-
Total cash provided by (used in) investing activities	$(7,286)	$(3,525)	$(10,566)	$3,964
Cash flows from financing activities
Proceeds from Silver Stream (Note 10)	-	-	-	4,757
Proceeds from exercise of warrants and stock options	-	190	-	199
Repayment of lease liability	(32)	(28)	(62)	(55)
Finance costs paid	(10)	(13)	(21)	(26)
Total cash used in financing activities	$(42)	$149	$(83)	$4,875
Foreign exchange effect on cash	81	(98)	43	(164)
Change in cash and cash equivalents	(8,083)	(5,412)	(13,875)	4,861
Cash and cash equivalents, beginning	23,724	39,174	29,516	28,901
Cash and cash equivalents, ending	$15,641	$33,762	$15,641	$33,762

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Expressed in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 11(d))	650,000	230	-	(67)	-	-	163
Exercise of warrants (Note 11(c))	110,000	43	(7)	-	-	-	36
Shares issued in connection with mineral property tenure (Note 4)	565,705	208	-	-	-	-	208
Share-based payments	-	-	-	1,829	-	-	1,829
Obligation to distribute investments	-	-	-	-	-	10,969	10,969
Loss for the period	-	-	-	-	-	(34,286)	(34,286)
Other comprehensive income	-	-	-	-	2,340	-	2,340
Balance as at June 30, 2021	698,542,158	$317,648	$25,049	$21,354	$948	$(140,187))	$224,812
Balance as at December 31, 2021	700,200,059	$318,499	$25,063	$22,219	$410	$(142,266)	$223,925
Settlement of RSUs (Note 11(e))	283,332	69	-	(69)	-	-	-
Shares issued on acquisition of Beattie Gold Mines (Note 8)	7,636,944	2,024	-	-	-	-	2,024
Shares issued in connection with mineral property tenure (Note 4)	3,955,437	1,092	-	-	-	-	1,092
Share reduction due to expiry	(118,029)	-	-	-	-	-	-
Share-based payments	-	-	-	1,720	-	-	1,720
Loss for the period	-	-	-	-	-	(5,480)	(5,480)
Other comprehensive loss	-	-	-	-	(3,577)	-	(3,577)
Balance as at June 30, 2022	711,957,743	$321,684	$25,063	$23,870	$(3,167)	$(147,746)	$219,704

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

1.  NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced project being the Springpole Gold Project in northwestern Ontario. The Company also holds a 15% equity position in Treasury Metals Inc. which is advancing the Goliath Gold Complex toward construction. First Mining’s portfolio of gold projects in eastern Canada also includes Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Central Duparquet, Duquesne, and Pitt gold projects. In addition, the Company holds a 30% interest in the PC Gold Inc. legal entity which holds the Pickle Crow gold project (being advanced by Auteco Minerals Ltd).

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The Company continues to evaluate the potential impacts arising from COVID-19 on all aspects of its business. For the period ended June 30, 2022, there were no significant financial impacts on the Company.

2.  BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on August 8, 2022.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

2.  BASIS OF PRESENTATION (continued)

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022, the Company used the same accounting policies, methods of computation and accounting policy judgments as in the annual consolidated financial statements for the year ended December 31, 2021. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS or IFRS Interpretations Committee interpretations that are not yet effective that, if adopted, would be expected to have a material impact on the Company’s condensed interim consolidated financial statements.

3.  INVESTMENTS

The movements in investments during the six months ended June 30, 2022 and the year ended December 31, 2021 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386
Additions	-	-	-	-
Disposals	(4,436)	(1,111)	-	(5,547)
Loss recorded in other comprehensive loss	-	(40)	-	(40)
Loss recorded in net loss	(1,479)	-	-	(1,479)
Balance as at June 30, 2022	$2,485	$3,835	$-	$6,320

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	13,691	216	-	13,907
Disposals	(13,971)	(710)	-	(14,681)
Gain recorded in other comprehensive income	-	2,094	-	2,094
Loss recorded in net loss	(587)	-	(3,698)	(4,285)
Distribution to shareholders	-	-	(2,074)	(2,074)
Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities. The Auteco and First Majestic common shares are classified as FVTPL. Other marketable securities are designated as FVTOCI.

During the six months ended June 30, 2022, the Company:

•	Sold a total of 60,000,000 common shares of Auteco for net proceeds of $4,406,000 which resulted in a $96,000 realized loss on sale based on the initial value at the time of initial recognition of the securities; and
•	Sold a total of 734,500 common shares of other marketable securities for net proceeds of $1,104,000 which resulted in a realized gain on sale of $744,000 based on the original cost at the time of initial recognition of the securities.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

4.  MINERAL PROPERTIES

As at June 30, 2022 and December 31, 2021, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Springpole	Birch-Uchi (Note 4(a))	Cameron	Duquesne/ Pitt	Hope Brook (Note 4(b))	Pickle Crow (Note 4(c))	Others (1)	Total
Balance December 31, 2021	$104,065	$1,320	$32,329	$7,244	$18,027	$-	$7,032	$170,017
Acquisition	1,566	355	-	-	-	-	36	1,957
Concessions, taxes and royalties	199	-	10	-	-	-	1	210
Salaries and share-based payments	1,928	237	41	2	-	-	88	2,296
Drilling, exploration, and technical consulting	4,879	44	49	-	-	-	91	5,063
Assaying, field supplies, and environmental	4,878	5	14	-	-	-	6	4,903
Travel and other expenditures	993	11	4	-	-	-	1	1,009
Total Expenditures	$14,443	$652	$118	$2	$-	$-	$223	415,438
Disposal, impairment or reclassification	-	-	-	-	-	-	4	4
Balance June 30, 2022	$118,508	$1,972	$32,447	$7,246	$18,027	$-	$7,259	$185,459

	Springpole	Birch-Uchi	Cameron	Duquesne/ Pitt	Hope Brook	Pickle Crow	Others (1)	Total
Balance December 31, 2020	$87,907	$-	$31,875	$7,229	$20,612	$24,986	$6,820	$179,429
Acquisition	1,222	1,047	21	-	-	-	-	2,290
Concessions, taxes and royalties	684	-	32	3	20	-	-	739
Salaries and share-based payments	3,311	3	185	6	44	22	114	3,685
Drilling, exploration, and technical consulting	4,235	269	102	6	16	3,251	290	8,169
Assaying, field supplies, and environmental	5,194	1	80	-	3	-	18	5,296
Travel and other expenditures	1,512	-	34	-	17	-	6	1,569
Total Expenditures	$16,158	$1,320	$454	$15	$100	$3,273	$428	$21,748
Disposal, impairment or reclassification	-	-	-	-	(2,685)	(28,259)	(216)	(31,160)
Balance December 31, 2021	$104,065	$1,320	$32,329	$7,244	$18,027	$-	$7,032	$170,017

(1)

Other mineral properties as at June 30, 2022 and December 31, 2021 include: the mining claims and concessions located in the Township of Duparquet, Québec, which are near the Company’s Duquesne gold project with a 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (defined in Note 5); and the Turquoise Canyon property in Nevada (under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

4.  MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below. During the period ended June 30, 2022, the company issued 3,000,000 shares in relation to a Springpole property acquisition and issued 955,437 shares in accordance with certain Birch-Uchi option agreements.

a)   Birch-Uchi Properties

i)       Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. During the period ended June 30, 2022, the company issued 388,267 shares and made payments of $50,000 in cash under the terms of the Earn-In agreement.

ii)      Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years.  First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% of the project by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining shares to Whitefish. During the period ended June 30, 2022, the company issued 702,875 shares and made payments of $100,000 in cash under the terms of the Earn-In agreement.

iii)      Vixen properties option

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash and share payments of approximately $950,000 to ALX during the term of the option, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.  Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Vixen Properties and will have an additional period of two years to acquire the remaining 30% of the project by paying $500,000 in cash and issuing $500,000 worth of First Mining shares to ALX.

iv)       Birch Lake properties earn-in

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first 4 years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining Shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

4.  MINERAL PROPERTIES (continued)

v)      Stargazer properties earn-in

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.

b)   Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp.  “Big Ridge” (the “Big Ridge transaction”) whereby Big Ridge may earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. Upon completion of the earning in, First Mining will retain a 20% interest in the Hope Brook Project and a 1.5% net smelter returns royalty on the Hope Brook Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, First Mining nominated one member to the Board of Directors of Big Ridge upon closing and received $500,000 and 11,500,000 shares of Big Ridge which have been credited against the Hope Brook project mineral property balance. At the end of the reporting period, the Company assessed the Hope Brooke Project for impairment indicators, no impairment indicators were identified. See Note 7 below for further details of the equity accounted investment in Big Ridge.

c)   Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Auteco Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Auteco Earn-In Agreement, the Earn-In is comprised of two stages and on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly Auteco obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 Auteco shares and executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. Following completion of the Stage 2 earn-in in Q3 2021 the Company delivered the additional 19% interest in PC Gold to Auteco from the Option – PC Gold balance which represented the fair value loss on the reduced 30% PC Gold ownership. A corresponding reduction in the equity accounted investment in PC Gold was also recorded as a result of this dilution. The $4,347,000 balance as at June 30, 2022 represents the additional net dilution which would result from Auteco completing its additional 10% equity interest. Following receipt of $3,000,000 under this option First Mining’s ownership would reduce to 20%.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

4.  MINERAL PROPERTIES (continued)

The Company’s agreement with Auteco requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at June 30, 2022 following completion of the stage 2 earn-in. Accordingly, the company has recorded a provision of $990,000 as at June 30, 2022 (December 31, 2021 - $990,000).

5.  INVESTMENT IN TREASURY METALS

a)   Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at June 30, 2022.

b)   Equity Accounting Method for Investment in Treasury Metals and Impairment

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at June 30, 2022 the fair market value of the Company’s investment in common shares of Treasury Metals was $7,800,000, based on the Treasury Metals quoted market price. Due to the significant decline in fair value of the Treasury Metals Shares as at June 30, 2022, the Company recorded an impairment of the investment in Treasury Metals amounting to $7,424,000. This impairment was recorded within the impairment of non-current assets in the statement of net income (loss) and comprehensive income (loss). As at June 30, 2022, the Company owns approximately 20.0 million Treasury Metals Shares.

	June 30, 2022	December 31, 2021
Balance, beginning of period	$15,400	$63,812
Acquisition – Initial Recognition on August 7, 2020	-	-
Equity loss	(176)	(167)
Dilution event in Q2, 2021	-	(5,000)
Impairment of Investment in Treasury Metals Inc.	(7,424)	(24,304)
Distribution to shareholders	-	(18,941)
Balance, end of period	$7,800	$15,400

The equity accounting for Treasury Metals is based on published results to December 31, 2021 and an estimate of results for the period of January 1, 2022 to June 30, 2022. The Company’s estimated equity share of Treasury’s net loss for the three-month period ending June 30, 2022 was $176,000.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6.  INVESTMENT IN PC GOLD INC.

Following the completion of the Stage 1 earn-in into PC Gold by Auteco, First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.

The initial recognition of the investment in associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at June 30, 2022, the Company owns a 30% interest in PC Gold Inc.

	June 30, 2022	December 31, 2021
Balance, beginning of period	$21,570	$-
Acquisition – Initial Recognition on June 9, 2021	-	36,000
Equity loss	(2)	(3)
Dilution of ownership - Stage 2 earn-in completion	-	(14,427)
Balance, end of period	$21,568	$21,570

The subsequent equity accounting for PC Gold is based on audited results for the year-ended June 30,2021, and an estimate of results for the period of July 1, 2021 to June 30, 2022. The Company’s estimated equity share of PC Gold’s net loss for the interim period ending June 30, 2022 was $2,000.

7.  INVESTMENT IN BIG RIDGE GOLD CORP.

Following completion of the Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000) and was 11% on June 30, 2022 following a dilution event whereby Big Ridge issued 23.4 million flow-through shares as part of a private placement. In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting.

	June 30, 2022	December 31, 2021
Balance, beginning of period	$1,491	$-
Acquisition – Initial Recognition on June 7, 2021	-	2,185
Equity loss	(26)	(106)
Dilution event in Q2 2021	-	(588)
Balance, end of period	$1,465	$1,491

The subsequent equity accounting for Big Ridge is based on unaudited results for the year end June 30, 2021 and an estimate of results for the period of July 1, 2021 to June 30, 2022.The Company’s estimated equity share of Big Ridge’s net loss for the interim period ending June 30, 2022 was $26,000.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

8.  INVESTMENT IN BEATTIE GOLD MINES LTD.

On February 7, 2022, the Company announced that it had acquired an aggregate of 286,904 common shares of Beattie Gold Mines Ltd. (“Beattie Gold”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located on the Destor-Porcupine Fault in Québec. Together with the 187,839 common shares of Beattie already owned by Clifton Star Resources Inc. (“Clifton Star”), a wholly-owned subsidiary of First Mining, the Company now owns 474,743 common shares of Beattie, increasing its ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie.

Following completion of the Beattie transaction the Company determined that its 25.3% investment in the common shares of Beattie gave it significant influence, requiring the Company’s ownership interest in Beattie to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.

The initial recognition of the investment in associate was accounted for based on consideration payments under the purchase agreement for an additional 15.3% equity ($3,390,000) combined with a reclassification from Mineral Property Investments (Note 9) of the historically owned 10% equity of Beattie ($2,154,000).

	June 30, 2022	December 31, 2021
Balance, beginning of period	$-	$-
Acquisition – Initial Recognition on Feb 7, 2022	5,544	-
Equity loss (Feb 7, 2022 to June 30, 2022)	(1)	-
Balance, end of period	$5,543	$-

The Company’s estimated equity share of Beattie Gold’s net loss for the interim period ending June 30, 2022 was $1.

9.  MINERAL PROPERTY INVESTMENTS

The Company, through its wholly-owned subsidiary Clifton Star, has a 10% interest in the shares of 2699681 Canada Ltd. (“269 Canada”) and 2588111 Manitoba Ltd. (“258 Manitoba”) which directly or indirectly own various mining concessions and surface rights that comprise the remainder of the Duparquet Gold Project.

Mineral property investments (which comprise equity interests in the shares of two private companies, namely 269 Canada and 258 Manitoba) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss). During the period ended June 30, 2022, the Company’s 10% investment in Beattie was reclassified to Investment in associate (Note 8) following the purchase of an additional 15.3% equity ownership in Beattie. In addition, in light of the Company’s announcement on July 18, 2022, the Mineral Property Investments balance was reduced to reflect fair value associated with the offer made and subsequent acceptance to acquire the remaining 90% of 269 Canada and 258 Manitoba (see Note 16).

	June 30, 2022	December 31, 2021
Balance, beginning of period	$6,435	$6,726
Fair value loss - FVTOCI	(3,536)	(291)
Reclassified to Investment in Beattie Gold Mines	(2,154)	-
Balance, end of period	$745	$6,435

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10.  SILVER STREAM DERIVATIVE LIABILITY

a)   Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $28.1 million as at June 30, 2022) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million

($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final trance (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

b)   Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL.

The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at June 30, 2022 is US$14,517,000 ($18,706,000), which is comprised of the Silver Stream obligation fair value of US$17,784,000 ($22,916,000) less the Advance Payment receivable fair value of US$3,267,000 ($4,210,000). The fair value of the Silver Stream derivative liability as at December 31, 2021 was US$20,664,000 ($26,114,000), which is comprised of the Silver Stream obligation fair value of US$23,818,000 ($30,098,000) less the Advance Payment receivable fair value of US$3,154,000 ($3,984,000).

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10.  SILVER STREAM DERIVATIVE LIABILITY (continued)

	June 30, 2022	December 31, 2021
Balance, beginning of period	$(26,114)	$(13,260)
Advance payment received (Tranche 2) (US$7.5 million) mmillion)	-	(9,808)
Change in fair value during the period	7,408	(3,046)
Balance, end of period	$(18,706)	$(26,114)

11.  SHARE CAPITAL

a)   Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b)   Issued and Fully Paid

Common shares: 711,957,743 (December 31, 2021 – 700,200,059).

Preferred shares: nil (December 31, 2020 – nil).

c)  Warrants

The movements in warrants during the six months ended June 30, 2022 and year ended December 31, 2021 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2020	93,085,657	$0.48
Warrants issued	2,100,228	0.38
Warrants exercised	(265,650)	0.33
Warrants expired	(3,027,615)	0.44
Balance as at December 31, 2021	91,892,620	$0.45
Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	(12,795,383)	0.37
Balance as at June 30, 2022	79,097,237	$0.46

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

11.  SHARE CAPITAL (continued)

The following table summarizes information about warrants outstanding as at June 30, 2022:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.31	18,247,009	$0.31	0.66
$0.37	32,050,228	0.37	3.01
$0.42	50,000	0.42	1.08
$0.65	28,750,000	0.65	0.16
	79,097,237	$0.46	1.43

There were no warrants issued during the six months ended June 30, 2022.

d)   Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the six months ended June 30, 2022 and year ended December 31, 2021 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2020	45,820,000	$0.53
Options granted	12,190,000	0.23
Options exercised	(2,287,500)	0.25
Options expired	(7,820,000)	0.75
Options forfeited	(2,762,500)	0.39
Balance as at December 31, 2021	45,140,000	$0.44
Options granted	14,835,000	0.27
Options exercised	-	-
Options expired	(10,208,750)	0.70
Options forfeited	(756,250)	0.32
Balance as at June 30, 2022	49,010,000	$0.33

The weighted average closing share price at the date of exercise for the six months ended June 30, 2022 was nil (June 30, 2021 – $0.41). There were no stock options exercised during the six months ended June 30, 2022 (June 30, 2021 – 650,000).

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

11.  SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding as at June 30, 2022:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.25 – 0.50	43,960,000	$0.34	3.19	30,348,750	$0.37	2.62
$ 0.51 – 1.00	5,050,000	0.60	0.55	5,050,000	0.60	0.55
	49,010,000	$0.37	2.92	35,398,750	$0.40	2.33

During the six months ended June 30, 2022, there were 14,835,000 (June 30, 2021 – 9,815,000) stock options granted with an aggregate fair value at the date of grant of $3,975,750 (June 30, 2021 - $445,000), or a weighted average fair value of $0.14 per option (June 30, 2021 – $0.37). As at June 30, 2022, 13,611,250 (June 30, 2021 – 9,524,000) stock options remain unvested with an aggregate grant date fair value of $2,119,599 (June 30, 2021 - $1,933,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended June 30, 2022 and June 30, 2021 was classified within the financial statements as follows:

	For the three months ended June 30,		For the six months ended June 30,
Statements of Net Loss:	2022	2021	2022	2021
General and administration	$331	$270	$840	$768
Exploration and evaluation	12	75	32	190
Investor relations and marketing communications	36	72	102	162
Corporate development and due diligence	37	24	98	98
Subtotal	$416	$441	$1,072	$1,218
Statements of Financial Position:
Mineral Properties	251	204	648	612
Total	$667	$645	$1,720	$1,830

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

11.  SHARE CAPITAL (continued)

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended June 30, 2022	Year ended December 31, 2021
Risk-free interest rate	1.75%	0.86%
Share price at grant date (in dollars)	$0.27	$0.44
Exercise price (in dollars)	$0.27	$0.41
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	64.14%	67.89%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)     The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e)   Restricted Share Units

During the six months ended June 30, 2022, the company granted 1,090,000 Restricted Share Units ("RSUs") under its share-based compensation plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting. The company intents to settle all RSU’s in equity.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU's for the six months ended June 30, 2022:

	Number	Weighted average fair value
Balance as at December 31, 2021	1,550,000	$0.40
Granted – February 3, 2022	1,090,000	0.25
RSUs settled	(283,332)	0.40
RSUs forfeited	(233,333)	0.40
Balance as at June 30, 2022	2,123,335	$0.32

During the six months ended June 30, 2022, total share-based payments expense related to RSU’s was $103,000    (December 31,2021- 347,000)

f)   Deferred Share Units

During the six months ended June 30, 2022, the company granted 356,000 Deferred Share Units ("DSUs") under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

11.  SHARE CAPITAL (continued)

	Number	Weighted average fair value
Balance as at December 31, 2021	303,000	$0.36
Granted – February 11, 2022	356,000	0.26
Balance as at June 30, 2022	659,000	$0.30

12.  OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended June 30, 2022
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$94	$19	$9	$-	$122
Consultants	155	4	4	-	163
Depreciation (non-cash)	45	58	-	-	103
Directors fees	72	-	-	-	72
Investor relations and marketing communications	-	2	239	4	245
Professional fees	163	-	-	-	163
Salaries	299	104	88	48	537
Share-based payments (non-cash) (Note 11(d))	331	11	36	36	414
Transfer agent and filing fees	(50)	-	14	-	(38)
Travel and accommodation	8	5	73	4	90
Operating expenses total	$1,115	203	$463	$92	$1,873
Impairment of non-current assets (non-cash) (Note 5)					7,424
Loss from operational activities					$9,300

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

12.  OPERATING EXPENSES (continued)

	For the three months ended June 30, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$121	$18	$54	$1	$194
Consultants	27	10	30	-	67
Depreciation (non-cash)	42	39	-	-	81
Directors fees	12	-	-	-	12
Investor relations and marketing communications	-	-	699	-	699
Professional fees	486	-	-	-	486
Salaries	251	66	70	65	452
Share-based payments (non-cash) (Note 11(d))	299	76	72	24	471
Transfer agent and filing fees	32	-	34	-	66
Travel and accommodation	1	-	-	-	1
Operating expenses total	$1,271	209	$959	$90	$2,529

	For the six months ended June 30, 2022
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$170	$65	$11	$-	$246
Consultants	249	9	4	-	261
Depreciation (non-cash)	89	113	-	-	202
Directors fees	155	-	-	-	155
Investor relations and marketing communications	-	2	377	4	383
Professional fees	347	-	-	-	347
Salaries	614	126	171	95	1,005
Share-based payments (non-cash) (Note 11(d))	840	32	102	97	1,071
Transfer agent and filing fees	65	-	14	-	79
Travel and accommodation	10	33	75	5	123
Operating expenses total	$2,540	380	$755	$202	$3,877
Impairment of non-current assets (non-cash) (Note 5)					7,424
Loss from operational activities					$11,301

20

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

12.  OPERATING EXPENSES (continued)

	For the six months ended June 30, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$184	$55	$60	$1	$300
Consultants	89	14	45	-	148
Depreciation (non-cash)	85	72	-	-	157
Directors fees	80	-	-	-	80
Investor relations and marketing communications	-	-	917	-	917
Professional fees	783	-	-	-	783
Salaries	469	114	215	148	946
Share-based payments (non-cash) (Note 11(d))	797	191	161	98	1,247
Transfer agent and filing fees	136	-	34	-	170
Travel and accommodation	2	2	-	-	4
Operating expenses total	$2,625	448	$1,432	$247	$4,752
Impairment of non-current assets (non-cash) (Note 5)					23,555
Loss from operational activities					$28,307

13.  SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at June 30, 2022 and December 31, 2021 is as follows: Canada - $223,374,000 (December 31, 2021 - $209,739,000) and USA - $229,000 (December 31, 2021 - $226,000).

14.  RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management includes the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three months ended June 30, 2022 and 2021 is as follows:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Directors’ fees	$72	$80	$155	$160
Salaries and consultants’ fees	902	396	1,416	931
Share-based payments (non-cash)	513	320	1,118	803
Total	$1,487	$796	$2,689	$1,894

21

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

15.  FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at June 30, 2022 and was therefore considered to be Level 1.

The mineral property investments (First Mining’s 10% equity interest in 269 Canada and 258 Manitoba, two privately held companies that directly or indirectly own various mining concessions and surface rights that comprise a part of the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet Gold Project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the six months ended June 30, 2022, management concluded that there was a decrease in the fair value of the mineral property investments, and a fair value loss of $3,536,000 (June 30, 2021 – fair value loss of $443,000) was recorded (Note 9).

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3. The fair value of the Option – Pickle Crow Gold Project as at June 30, 2022 was determined by reference to the portion of the estimated fair value of PC Gold to be given up by the Company with the option for Auteco to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

22

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

15.  FAIR VALUE (continued)

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	June 30, 2022				December 31, 2021
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 3, 5)	$6,320	$6,320	$-	$-	$13,386	$13,386	$-	$-
Mineral property investments (Note 9)	745	-	-	745	6,435	-	-	6,435
Financial liabilities:
Silver Stream derivative liability (Note 10)	18,706	-	-	18,706	26,114	-	-	26,114
Option – PC Gold (Note 4(b))	$4,347	$-	$-	$4,347	$4,347	$-	$-	$4,347

During the six months ended June 30, 2022 there has been a transfer out of level 3 in the fair value hierarchy related to the Company’s 15.3% equity ownership increase in Beattie Gold that required a reclassification from Mineral Property Investments of the historically owned 10% equity ownership of Beattie Gold ($2,154,000).

16. Subsequent Events

On July 18, 2022, the Company announced that it has made an offer to acquire all of the issued and outstanding common shares of Beattie Gold, a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession which forms a large part of the Duparquet Gold Project located in Quebec, Canada (the “Beattie Offer”), that are not already owned by the Company or Clifton Star.  The total consideration of the Beattie Offer is $4.43641 cash per Beattie Gold common share and 35 common shares of First Mining (“First Mining Shares”) per Beattie Gold common share for total cash consideration of $6,227,176 and total share consideration of 49,127,820 First Mining Shares.  As of August 8, 2022, First Mining has received signed, irrevocable lock-up agreements from shareholders holding, in aggregate, 1,358,652 Beattie Gold shares, representing 72.3% of the issued and outstanding common shares of Beattie Gold.  Upon acquiring the Beattie Gold common shares committed under the lock-up agreements, First Mining will own 97.6% of the issued and outstanding common shares of Beattie Gold (inclusive of the 474,743 common shares of Beattie Gold that First Mining owned, directly and through Clifton Star, prior to making the Beattie Offer).

Concurrent with making the Beattie Offer, First Mining has entered into definitive share purchase agreements to acquire the remaining 90% of the issued and outstanding common shares of both 258 Manitoba and 269 Canada (together the “Concurrent Transactions”) that are not already owned by the Company (through Clifton Star).  The Concurrent Transactions are conditional on the Beattie Offer and will close on the same day as the Beattie Offer, which is expected to be in mid-September 2022. The total consideration f the Concurrent Transactions is $2,500,000 in cash and the issuance of 20,000,000 First Mining Shares.

23

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

16. Subsequent Events (continued)

As at June 30, 2022, the carrying value of the Company’s 10% ownership interest in 258 Manitoba and 269 Canada, two private companies that make up the Mineral Property Investments balance, was reduced to the associated fair value of $745,000 in connection with the consideration being offered by the Company under the Concurrent Transactions, which resulted in a $3.7 million fair value loss recognized in Other Comprehensive Income (See Note 9). There was no resultant impact of the Beattie Offer to the Company’s equity accounted Investment in Beattie Gold as at June 30, 2022.

24